SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7 )*
                                            ---

                            BIO-LOGIC SYSTEMS CORP.
               ---------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
               ---------------------------------------------------
                         (Title of Class of Securities)


                                  090909 10 2
                              -------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Item 1(a).        Name of Issuer :  BIO-LOGIC SYSTEMS CORP.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ONE BIO-LOGIC PLAZA, MUNDELEIN, ILLINOIS  60060

Item 2(a).        Name of Person Filing:  CHARLES Z. WEINGARTEN, M.D.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                   1032 LOCUST ROAD, WILMETTE, ILLINOIS  60091

Item 2(c).        Citizenship:  UNITED STATES

Item 2(d).        Title of Class of Securities:   COMMON STOCK, $.01 PAR VALUE

Item 2(e).        CUSIP Number:  090909 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  INAPPLICABLE

Item 4.           Ownership:

         (a) Amount Beneficially Owned: AS OF DECEMBER 31, 1995, DR. WEINGARTEN BENEFICIALLY OWNED 380,184 SHARES OF ISSUER'S COMMON STOCK, WHICH INCLUDES 10,500 SHARES UNDERLYING OPTIONS EXERCISABLE WITHIN 60 DAYS AND 40,000 SHARES OWNED BY A CORPORATION OF WHICH DR. WEINGARTEN HAS APPROXIMATELY 22% OF THE VOTING POWER. THIS AMOUNT DOES NOT INCLUDE 3,500 SHARES UNDERLYING OPTIONS NOT EXERCISABLE WITHIN 60 DAYS.

         (b)      Percent of Class:  9.0%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  380,184
                  (ii)     shared power to vote or to direct the vote:  0
                  (iii) sole power to dispose or to direct the disposition of: 380,184
                  (iv) shared power to dispose of or to direct the disposition of: 0




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Item 5.   Ownership of Five Percent or Less of a Class

          INAPPLICABLE

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          INAPPLICABLE

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

          INAPPLICABLE

Item 8.   Identification and Classification of Members of the Group

          INAPPLICABLE

Item 9.   Notice of Dissolution of Group

          INAPPLICABLE

Item 10.  Certification

          INAPPLICABLE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1996


By:       /S/ CHARLES Z. WEINGARTEN
         ---------------------------
         CHARLES Z. WEINGARTEN, M.D.

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